EXPERIENCE ART AND DESIGN, INC.

27929 S.W. 95th Avenue, Suite 1101

Wilsonville, OR 97070

August 16, 2013

VIA ELECTRONIC DELIVERY

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549-4631

Re:      Experience Art and Design, Inc.

            Current Report on Form 8-K

            Filed May 8, 2013

            File Number 333-174155

Dear Mr. Ingram:

            By letter dated June 14, 2013, we advised that the Company expected to file an Amended Current Report on Form 8-K and provide responsive correspondence regarding the above-referenced 8-K no later than August 14, 2013.

            We have achieved meaningful progress:

•         Our auditor has traveled to Italy to conduct an audit

•         We have consulted with the Staff Accountant regarding financial statement requirements

•         We have sought instruction from Mr. Kelly as to disclosure issues

•         The auditor is concluding the audit of the financial statements

            Despite our progress, it is now apparent that we will be unable to file the amended 8-K and complete responsive correspondence to the Commission’s comment letter upon the timeframe as previously provided.  We now expect that the Amended 8-K and our responsive correspondence will be filed no later than Friday, September 13, 2013.

Very truly yours,

   Kenneth R. Kepp

          Chief Financial Officer